Contact

nike@motivision.us

www.linkedin.com/in/nike-klara
(LinkedIn)
www.motivision.us (Company)

Top Skills

Sales

Marketing

Operations Management

Languages

Polish (All business communication
will be done in English) (Native or
Bilingual)

Certifications

Series 7

Series 63

Nike Klara
Co-Founder & COO - Motivision
New York City Metropolitan Area

Summary

Entering start-up land in a sector I'm super passionate about:
Wellness & Fitness!
I'm all about balancing my mind, body and soul, and know the
importance of taking time out every day to do something good for
yourself.
When I saw what the Motivision technology could do to motivate
people at the gym to work out smarter, better and be able to track
their progress, I was hooked and couldn't wait to bring this product to
the US gym market!

For the last 13 years, I have promoted intriguing European publicly
companies to US-based institutional investors. My favorite part was
picking the brains of the founders and CEOs to see what drove them
to build their successful businesses and inspired me to create and
build something that makes an impact.

Experience

Motivision
Co-Founder & COO
November 2022 - Present (6 months)
New York, United States

Motivision transforms fitness centers into a fully connected workout
experience, powered by our computer vision AI tech that provides members
with seamless workout tracking and real-time performance feedback.

Stifel Financial Corp.
Director, International Corporate Access - Institutional Equity Sales
July 2018 - September 2022 (4 years 3 months)
New York, New York

Corporate access originator for UK and European small, mid and large cap
companies into North America.
Pitched, facilitated and hosted 150+ corporate roadshows per year and
organized 2 specialty international conferences in New York annually.

Peel Hunt
Head of Corporate Access - North America
February 2015 - July 2018 (3 years 6 months)
Greater New York City Area

Corporate access originator for UK-listed small and mid-cap companies into North America.
Pitched, facilitated and hosted +50 corporate roadshows per year.
Organized US institutional investor reverse roadshows into the UK, and research analyst marketing trips to North America across all sectors.

Liberum
Corporate Access
January 2010 - February 2015 (5 years 2 months)
New York, NY

Corporate roadshow originator, coordinator and equity sales desk assistant for All Cap UK and European companies into North America.
Helped to build a specialized CRM system for all non-deal roadshow activities across the firm internationally.

JP Morgan
Financial Advisor Assistant & Personal Banker
July 2008 - November 2009 (1 year 5 months)

Education

Pace University - Lubin School of Business
B.B.A., International Management with a Minor in Finance · (2005 - 2009)